EXHIBIT 99.2
02/CAT/29


FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST 23 December 2002

For further information contact:

Cambridge Antibody Technology            Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                Tel: +44 (0) 20  7067 0700
Peter Chambre, Chief Executive Officer   Kevin Smith
John Aston, Chief Financial Officer      Graham Herring
Rowena Gardner, Director of Corporate
 Communications

XOMA                                    BMC Communications/The Trout Group (USA)
-----                                   ----------------------------------------
Tel: 001 510 204 7200                   Tel: 001 212 477 9007
Laura Zobkiw                            Brad Miles, ext 17 (media)
Corporate Communications & Investor     Brandon Lewis, ext.15 (investors)
 Relations




CAMBRIDGE ANTIBODY TECHNOLOGY AND XOMA CROSS-LICENSE ANTIBODY TECHNOLOGIES


Cambridge , UK and Berkeley, California, USA....Cambridge Antibody Technology
(LSE: CAT; NASDAQ: CATG) and XOMA Ltd. (NASDAQ: XOMA) announce today that they have entered into a cross-licensing arrangement for antibody-related technologies.

Under the agreement CAT, and its collaborators, receive rights to use the XOMA antibody expression technology for developing products using CAT's phage-based antibody technology, in return for licence payments to XOMA. XOMA will receive the right to use CAT's phage antibody libraries for its target discovery and research programmes, with an option to develop antibodies into therapeutics. Should any therapeutic antibodies derived from CAT's libraries be identified and developed by XOMA, licence payments will be made by XOMA to CAT.

Peter Chambre, CAT's Chief Executive Officer, commented, "Clarifying the intellectual property issues in the antibody field remains an important priority for both CAT and XOMA. As CAT progresses with its transition to a product-based biopharmaceutical company, we are pleased to have reached this cross-licensing arrangement with XOMA".

"We are very pleased to enter into this phage-based antibody related licensing arrangement with CAT, a company with excellent capabilities in the important field of antibody drug discovery," said Jack Castello, Chairman, President and Chief Executive Officer of XOMA. "Our licence to CAT, which is the fourth such licence we've entered into with a significant antibody library company this year, further validates the fundamental position our antibody expression technology holds in the phage display arena."

-ENDS-


Notes to Editors:

Cambridge Antibody Technology (CAT)

o CAT is a UK-based biotechnology company and a leader in the discovery and development of human therapeutic antibodies: HumiraTM, the leading CAT-derived antibody, has been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.
o CAT has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to discover and develop a portfolio of antibody-based drugs.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
o    Based near Cambridge, England, CAT currently employs around 290 people.

o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

     Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which

     CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.

XOMA

o XOMA scientists were the first to demonstrate the secretion of antibody domains directly from bacterial cells as fully functional, properly folded molecules. XOMA has received nine U.S. patents to date relating to aspects of its bacterial cell expression system, including six patents that broadly cover the secretion of functional immunoglobulins from bacteria, including antibody fragments such as Fab and single-chain antibodies. Corresponding foreign patents have also been granted.
o Bacterial antibody expression is an enabling technology used to discover and screen, as well as develop and manufacture, recombinant antibodies for commercial purposes. Bacterial antibody expression is also a key technology used in multiple systems for high-throughput screening of antibody domains. Further information on XOMA's bacterial cell expression technology can be found at l_expression.jsp.
o XOMA develops and manufacturers innovative biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA's programs include collaborations: with Genentech, Inc. on the Raptiva(TM) antibody for psoriasis (Phase III), rheumatoid arthritis (Phase II) and other indications; with Onyx Pharmaceuticals, Inc. to develop and manufacture its ONYX-015 product for various cancers (Phase II and III); with Baxter Healthcare Corporation to develop NEUPREX(R)(rBPI-21) for Crohn's disease (Phase II) and other indications; and with Millennium Pharmaceuticals, Inc. on two biotherapeutic agents, CAB-2 and MLN-01, for certain vascular inflammation indications (preclinical). Earlier-stage development programs include compounds to treat cancer, retinopathies, autoimmune diseases and infections. For more information about XOMA's pipeline and activities, please visit XOMA's web site.


     Statements made in this news release to collaborative arrangements and development capabilities, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to changes in the status of existing collaborative relationships, the availability of future collaborative relationships, the ability of collaborators and other partners to meet their obligations, the timing of results of pending or future clinical trials, market demand for products, actions by the Food and Drug Administration or the US Patent and Trademark Office, and uncertainties regarding the status of biotechnology patents, are discussed in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.